SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – May 14, 2010 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, for the first time in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These are the Company’s first financial statements presented in accordance with IFRS. Information for the first and fourth quarters of 2009 (1Q-2009 and 4Q-2009) has been adjusted retroactive to 01.01.2009.

Consolidated net income totaled R$ 7,726 million in 1Q-2010

Main Results

R$ million
				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)

7,438	4	Consolidated Net Income	7,726	6,291	23
14,317	5	EBITDA	15,076	13,506	12
347,085	(4)	Market Value (Parent Company)	332,381	285,151	17
2,561	(1)	Total Oil and Natural Gas Production (th. barrel/day)	2,547	2,482	3

1Q-2010 Highlights

•     Net income increased by 23% over 1Q-2009, mainly due to Brent crude prices, which averaged US$ 76/bbl (+73% over 1Q-2009), and the recovery of sales volume.

•     Total oil and gas production moved up by 3% year-on-year. Petrobras began the extended well test (EWT) in the Tiro and Sídon fields in the Santos Basin.

•     Investments totaled R$ 17,753 million in the quarter, most of which funded by the Company’s strong cash flow, which totaled R$ 15.5 billion as measured by EBITDA.

•     Discovery of oil in the post- and pre-salt layers of the Barracuda field in the Campos Basin, and light crude in the Piranema field in the Sergipe Basin. These discoveries are the fruit of Petrobras’ strategy of intensifying exploration in areas adjacent to the productive fields in order to take full advantage of existing installations and, consequently, reduce production costs and ensure the rapid start-up of any new volumes discovered.

•     Sales totaled 3,507 mil (thousand) barrels/day, 3% up on the previous quarter and 7% more than in 1Q09.

•     Approval of CAPEX of between US$ 200-220 billion for the 2010-2014 Business Plan.

•     Announcement of the Investment and Shareholders’ Agreement with Odebrecht and Braskem, consolidating holdings in the petrochemical sector.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Dear shareholders and investors,

It is with considerable pride that we present Petrobras’ first quarterly results in accordance with international financial reporting standards (IFRS). The year over year increase of 23% in net income and 12% in cash flow measured by EBITDA is the result of growing production and higher international prices, and reinforces the soundness our business model.

We continue to increase our output of oil in Brazil, the foundation of our operating and financial results. In the first quarter, production increased by 3% year-on-year. In April we established a monthly production record, 2,032,620 barrels per day, exceeding by 29 mil (thousand) barrels our previous best in September of 2009. The record was largely due to the connection of new wells in Marlim Leste, and to the FPSO Cidade de Vitória, in Golfinho, as well as the beginning of the extended well test (EWT) in the Tiro and Sidon fields. The installation of the EWT less than two years after its discovery of Tiro and Sidon, and the transfer of the FPSO Capixaba de Golfinho to the Parque da Baleias, reflect the range of our opportunities and the flexibility of our portfolio.

On the pre-salt front, we are continuing to concentrate our efforts on the BMS-9 and BMS-11 blocks. We have drilled and tested new wells in Tupi as part of our evaluation of the area. These wells will serve as the basis for the pilot project, which is expected to begin production by year end. These wells have reconfirmed the positive volumes and productivity experienced to date. We have also authorized the construction of eight FPSO-type hulls whose resulting platforms will be installed in the pre-salt area of the Santos Basin, thereby maintaining the development timetable on schedule.

Supported by our strong cash flow, we invested R$ 17.8 billion in the quarter, with a focus on increasing production capacity and integrating all our energy related activities.

We are passing through a period of crucial importance to our shareholders. In the coming months we will approach the market to increase our capital, to provide Petrobras with the financial resources needed to develop our pre-salt discoveries while expanding as an integrated company. We are fully committed to a fair and transparent operation, respecting all the rights of minority and preferred shareholders and employing best corporate governance practices. We are definitely moving forward to increase our capital, whether or not Congress approves the bill that authorizes the Transfer of Rights with Compensation and the Capitalization. The bill is currently before the Senate and we are hopeful it will be approved in time to complete the capitalization by July.

Our priority is to grow in an integrated manner and with profitability. In order to do so, we rely on a sound resource base that generates substantial cash flow. We also have access to various sources of funding, either through the banks or the capital market, allowing us to grow and invest, maintaining an appropriate capital structure and giving the Company sufficient financial muscle to sustain its expansion. All these steps are underpinned by the absolute certainty that we have one of the best portfolios of projects and opportunities in the world, and that we will invest all our funds with efficiency and discipline, thereby ensuring returns for our shareholders, investors and society as a whole.

Main items and Consolidated Economic Indicators

R$ million
			1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)

60,866	4	Gross Operating Revenues	63,324	53,636	18
47,696	6	Net Operating Revenues	50,412	42,630	18
18,124	7	Gross Profit	19,310	16,815	15
9,658	20	Operating Profit [1]	11,617	10,347	12
111	(732)	Financial Result	(701)	(341)	106
7,438	4	Net Income	7,726	6,291	23
0.85	4	Net Income per Share	0.88	0.72	22

		Resultado líquido por segmento de negócio
5,992	22	Exploration & Production	7,312	2,501	192
1,209	(8)	Supply	1,116	4,639	(76)
163	98	Gas and Energy	323	(142)	(327)
303	19	Distribution	362	227	59
(141)	(417)	International	447	(338)	(232)
251	(603)	Corporate	(1,262)	(1,129)	12

20,077	(12)	Consolidated Investments	17,753	14,380	23

38	-	Gross Margin (%)	38	39	(1)
20	3	Operating Margin (%)	23	24	(1)
16	(1)	Net Margin (%)	15	15	-
14,317	5	EBITDA – R$ million(2)	15,076	13,506	12

75	1	Brent (US$/bbl)	76	44	73
1.74	3	US Dollar Average Price - Sale (R$)	1.80	2.32	(22)
1.74	2	US Dollar Last Price - Sale (R$)	1.78	2.32	(23)

		Price Indicators (*)
154.82	2	Average Oil Products Realization Prices (R$/bbl)	157.65	163.59	(4)
		Average sale price - Brazil
70.24	4	Oil (US$/bbl)	72.92	32.23	126
15.51	(7)	Natural Gas(US$/bbl)	14.39	31.50	(54)
		Average sale price - International
64.39	(4)	Oil (US$/bbl)	62.02	39.21	58
14.36	3	Natural Gas(US$/bbl)	14.81	12.75	16

1 Operating income before financial result, equity balance and taxes.
2 Operating income before financial result, equity balance + depreciation/amortization.
(*)Unaudited.

1Q-2010 x 1Q-2009 Results

•     Net Income3

Consolidated net income totaled R$ 7,726 million, 23% up on 1Q-2009, reflecting the gains from the sale of oil and oil products, influenced by the recovery of domestic sales volume and the impact of higher commodity prices on export prices. These effects more than offset the reduction in domestic diesel and gasoline prices and the upturn in unit costs, particularly expenses with government take and imports, which were also affected by international prices. Operating expenses climbed by 19%, due to the constitution of provisions for contingencies for legal processes related to the levying of ICMS-RJ (state VAT) on the P-36 platform (R$ 449 million), the action for damages due to the cancellation of the IPI (federal VAT) credit-premium assignment (R$ 399 million) and the action for damages arising from the Plano Cruzado involving three contracts for the construction of ships (R$ 79 million). Other contributory factors included estimated impairment losses on assets in Argentina (San Lorenzo Refinery) and the Breitener thermal plant, as well as expenses from the leasing of LNG regasification vessels, which began operating in 3Q-2009

The financial result was negative (R$ 360 million), reflecting the impact of the exchange variation on foreign assets and the increase in the dollar-denominated debt (R$ 319 million).

The higher result from relevant interests (R$ 176 million) was due to provisions for losses on investments in the Pasadena Refinery (R$ 341 million) in 2009.

Minority interest generated a positive impact of R$ 360 million, due to the impact of the exchange variation on SPE debt and the exercise of stock options on certain structured projects, as well as the revision of future inflow from financial leasing operations, both at the end of 2009.

Provision for interest on own capital in the 1Q-2010 provided a R$ 597 million fiscal benefit.

•     EBITDA

EBITDA totaled R$ 15,076 million, 12% up on 1Q-2009, fueled by the increase in the average export price, international sales and higher domestic sales volume. These effects were partially offset by the upturn in unit costs, due to the increased government take, and lower domestic sales prices, caused by the reduction in the price of diesel (15%) and gasoline (5%) in June 2009, in addition to higher operating expenses.

•     Investments

• First-quarter investments totaled R$ 17,753 million, most of which went to increasing future oil and gas production capacity, to the refineries, in order to expand capacity and improve fuel quality, and to the Brazilian gas pipeline network, thereby improving distribution and market service.

3 For further details, see Appendix 2.

1Q-2010 x 4Q-2009 Results

•     Net Income4

Consolidated net income moved up by 4% over 4Q-2009, reflecting higher oil exports and the upturn in the total average sale price, offset by the higher government take. Operating expenses fell by 9%, due to the write-offs of dry and economically unviable wells (R$ 620 million), provisions for impairment losses on E&P assets (R$ 350 million), expenses with institutional relations and cultural projects and unscheduled stoppages (R$ 261 million), which more than offset the constitution of provisions for contingencies for legal processes related to the levying of ICMS-RJ (state VAT) on the P-36 platform (R$ 449 million), the action for damages due to the cancellation of the IPI (federal VAT) credit-premium assignment (R$ 399 million) and the action for damages arising from the Plano Cruzado involving three contracts for the construction of ships (R$ 79 million).

The financial result was negative (R$ 812 million), reflecting the impact of the exchange variation on foreign assets and the increase in the dollar-denominated debt (R$ 790 million).

•     EBITDA

EBITDA increased by 5% over 4Q-2009, reflecting the impact of higher commodity prices on export prices and the sale price of oil products pegged to international prices, as well as higher export volume and the reduction in operating expenses.

4 For further details, see Appendix 3.

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)

				1st Quarter
	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
4Q-2009		Net Income

5,992	22		7,312	2,501	192

(1Q-2010 x 4Q-2009): The increase in net income was due to:

•     Higher domestic oil sale/transfer prices (4% in US$/bbl);

•     Estimated impairment losses in 4Q-2009 (R$ 550 million);

•     Lower exploration costs (R$187 million), chiefly due to the write-off of dry and economically unviable wells.

These effects were partially offset by the 5% reduction in volume of oil transferred, despite the increase in exports (26%) and provisions for contingencies related to the levying of the ICMS/RJ tax on the P-36 platform (R$ 449 million).

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 4.32/bbl in 4Q-2009 to US$ 3.32/bbl in 1Q-2010.

(1Q-2010 x 1Q-2009): The increase in net income reflected higher domestic oil prices (126% in US$/bbl), in turn due to the international market appreciation of "heavy” versus “light” crudes, and the 2% upturn in daily oil and LNG production.

These effects were partially offset by the higher government take and provisions for contingencies related to the levying of the ICMS/RJ tax on the P-36 platform (R$ 449 million).

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 12.17/bbl in 1Q-2009 to US$ 3.32/bbl in 1Q-2010.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Domestic Production (th. barrels/day) (*)

1,993	-	Oil and NGL	1,985	1,952	2
320	(1)	Natural Gas [5]	317	309	3
2,313	-	Total	2,302	2,261	2

(1Q-2010 x 4Q-2009): This variation reflects stable production levels between the two periods.

(1Q-2010 x 1Q-2009): Increased output from the P-51 (Marlim Sul), P-53 (Marlim Leste), FPSO-Cidade de Vitória (Golfinho), FPSO-Espírito Santo (Parque das Conchas) and P-54 (Roncador) platforms more than offset the natural decline in the mature fields.

(*)Unaudited.

5 Excludes liquefied gas and includes re-injected gas.

					1st Quarter
4Q-2009	1Q10 X 4Q09 (%)			2010	2009	2010 X 2009 (%)
			Lifting Cost - country (*)

		US$/barrel:
9.51	(1)	• •	without government participation	9.40	7.82	20
24.74	(4)	• •	with government participation	23.73	14.69	62

		R$/barrel:
16.51	3	• •	without government participation	16.95	17.91	(5)
43.04	2	• •	with government participation	43.82	34.24	28

Lifting Cost Excluding Government Take – US$/barrel

(1Q-2010 x 4Q-2009): Excluding the exchange variation, this indicator remained stable.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, the 2% increase in the lifting cost was caused by higher personnel expenses due to the 2009/2010 collective bargaining agreement, non-recurring interventions in the Marlim field and maintenance in the Campos Basin.

Lifting Cost Including Government Take – US$/barrel

(1Q-2010 x 4Q-2009): Excluding the exchange variation, the lifting cost fell by 3% chiefly due to the decline in the tax rate in the Albacora Leste, Barracuda and Albacora fields, as well as the stable average reference price for local oil, used to determine the government take, which is based on the international price.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, the lifting cost increased by 51%, due to the upturn in the reference price for local oil and the increase in the tax rate in the Marlim Sul and Marlim Leste fields.

(*)Unaudited.

REFINING, TRANSPORTATION & MARKETING

				1st Quarter
	1Q10 X 4Q09 (%)				2010X
4Q-2009		Net Income	2010	2009	2009
					(%)

1,209	(8)		1,116	4,639	(76)

(1Q-2010 x 4Q-2009): The reduction in net income was due to higher oil acquisition/transfer and oil product import costs (Brent went up by 2% in US$/bbl) and the depreciation of the Real against the U.S. dollar (3%).

These effects were partially offset by higher average domestic oil product sale prices (2%), reflecting the behavior of those oil products whose prices are pegged to international prices, and reduced losses from investments in the petrochemical sector (R$ 278 million).

(1Q-2010 x 1Q-2009): The reduction in net income reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 73% in US$/bbl).

These effects were partially offset by the increase in domestic oil product sales volume, chiefly gasoline (24%) and diesel (8%), higher average export prices and the upturn in the domestic price of those oil products whose prices are pegged to international prices, despite the reduction in the price of diesel (15%) and gasoline (5%) in June 2009.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Imports and exports (th. barrels/day) (*)

373	(7)	Crude oil imports	347	426	(19)
139	97	Oil products imports	274	140	96
512	21	Import of crude oil and oil products	621	566	10
462	20	Crude oil exports [7]	555	451	23
215	(11)	Oil products exports	192	215	(11)
677	10	Export of crude oil and oil products [6]	747	666	12
165	(24)	Net exports (imports) crude oil and oil products	126	100	26
4	50	Other imports	6	4	50
4	(50)	Other exports [6]	2	1	100

(1Q-2010 x 4Q-2009): The upturn in oil exports was caused by increased supply due to scheduled stoppages in distillation units in 1Q-2010, especially in Replan.

Oil product imports reflected higher demand for S-50 diesel, due to the agreement to increase the product’s availability in metropolitan areas, and for gasoline, thanks to the ethanol shortage in 1Q-2010.

(1Q-2010 x 1Q-2009): The increase in exports was caused by higher output and increased supply due to scheduled stoppages in distillation units in 1Q-2010, especially in Replan.

The upturn in imports reflected growing demand for oil products as a result of the economic recovery, led by diesel, thanks to the bringing forward of the grain harvest and the works associated with the Growth Acceleration Program (PAC), and gasoline, whose consumption moved up substantially due to the ethanol shortage in 1Q-2010.

(*)Unaudited.
6 Export volumes of oil and oil products include ongoing exports.
7 Includes oil exports by the Refining, Transportation & Marketing and E&P business areas.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Output Oil products (th. barrels/day) (*)

1,867	(5)	Output Oil products	1,765	1,771	-
1,942	-	Primary Processed Installed Capacity[8]	1,942	1,942	-
94	(4)	Use of Installed Capacity (%)	90	91	(1)
78	3	Domestic crude as % of total feedstock processed	80	80	-

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Processed Feedstock – Domestic (Th. barrels/day) (*)

1,833	(5)		1,738	1,759	(1)

(1Q-2010 x 4Q-2009): The downturn was caused by the higher number of scheduled stoppages in distillation units, especially in Replan.

(1Q-2010 x 1Q-2009): The reduction was caused by the increased number of scheduled stoppages in distillation units.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Refining Cost – Domestic (*)

3.76	(3)	Refining Cost (US$/barrel)	3.64	2.58	41

6.54	-	Refining Cost (R$/barrel)	6.52	5.88	11

(1Q-2010 x 4Q-2009): Excluding the exchange variation, refinery costs in dollars remained flat over the previous quarter.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, these costs climbed by 13%, due to higher expenses with personnel and third-party maintenance services.

(*)Unaudited.
8 According to the ownership recognized by the ANP.

GAS & POWER

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Net Income

163	98		323	(142)	327

(1Q-2010 x 4Q-2009): The upturn in net income was due to the R$ 175 million increase in costs in 4Q-2009, related to the addendum to the agreement for the supply of natural gas from Bolivia, as well as higher gas sales volume.

Another contributing factor was the signing of new Energy Auction contracts in the regulated contracting environment, and higher energy sales volume in the free contracting environment, in addition to costs from scheduled stoppages in 4Q-2009.

These factors were partially offset by the increase in selling expenses with LNG regasification vessels and provisions for impairment losses.

(1Q-2010 x 1Q-2009): The year-on-year improvement was due to the following factors:

•     Increased fixed revenue from energy auctions (regulated contracting environment);

•     Higher energy sales (free contracting environment);

•     Increased hydroelectric reservoir levels, reducing the average energy acquisition cost and increasing sales margins;

•     The reduction in natural gas import/transfer costs, in line with the behavior of international prices.

These effects were partially offset by the increase in selling expenses with LNG regasification vessels and provisions for impairment losses (R$ 80 million).

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Gas Imports (Th. barrels/day) (*)

134	14		152	126	21

(*)Unaudited.

DISTRIBUTION

				1st Quarter
	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
4Q-2009		Net Income

303	19		362	227	59

(1Q-2010 x 4Q-2009): The increase in net income was due to lower expenses from: i) the 2009/2010 collective bargaining agreement (R$ 32 million); ii) institutional relations and sales promotions (R$ 50 million); and iii) losses from uncollectable trade notes (R$ 21 million).

These factors were partially offset by the 6% reduction in sales volume.

The segment recorded a 39.5% share of the fuel distribution market in 1Q-2010, versus 38.6% in the previous quarter.

(1Q-2010 x 1Q-2009): The year-on-year upturn in net income was due to the 14% increase in sales margins and the 9% growth in sales volume, despite the consequent increase in SG&A expenses (R$ 95 million).

The Company’s share of the fuel distribution market climbed from 38.8% in 1Q-2009 to 39.5% in 1Q-2010.

INTERNATIONAL MARKET

				1st Quarter
	1Q10 X				2010X
4Q-2009	4Q09	Net Income	2010	2009	2009
	(%)				(%)
(141)	(417)		447	(338)	(232)

(1Q-2010 x 4Q-2009): The upturn in net income caused by higher sales prices in 1Q-2010, which pushed up gross profit (R$ 85 million), as well as the reduction in write-offs of dry and economically unviable wells (R$ 321 million), and lower exploration costs (R$ 105 million).

(1Q-2010 x 1Q-2009): The main events impacting the 1Q10 result were:

•    Increased gross profit (R$ 537 million), due to the recovery of commodity prices and higher E&P activities as a result of the operational start-up of the Akpo field in Nigeria in March 2009; and

•    The constitution of provisions for losses on investments in the USA (R$ 341 million) in 1Q-2009.

				1st Quarter
	1Q10 X				2010X
4Q-2009	4Q09	Intenational Production (th. barrels/day) (*)	2010	2009	2009
	(%)				(%)

		Consolidated - International Production
143	(1)	Oil and NGL	142	114	25
96	(1)	Natural Gas [9]	95	95	-
239	(1)	Total	237	209	13
9	(11)	Non Consolidated - Internacional Production [10]	8	12	(33)
248	(1)	Total International Production	245	221	11

(1Q-2010 x 4Q-2009): Consolidated international oil, gas and LNG production remained stable over the previous quarter.

(1Q-2010 x 1Q-2009): Consolidated international oil and LNG production moved up due to the start-up of the Akpo field, in Nigeria, in March/09, offset by the reduction in Argentina due to the decline in output from the mature fields in the Neuquina Basin.

(*)Unaudited.
9 Excludes liquefied gas and includes re-injected gas.
10 Non-consolidated companies in Venezuela.

				1st Quarter
	1Q10 X	Lifting Cost - International (US$/barrel) (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
6.49	(15)		5.50	4.41 [11]	25

(1Q-2010 x 4Q-2009): Lower expenses in the Akpo field, in Nigeria, due to the improved operating performance in 1Q-2010, together with lower expenses from third-party services in Argentina and more efficient cost controls in the Tibu field in Colombia.

(1Q-2010 x 1Q-2009): Higher expenses in Nigeria, due to the March 2009 start-up of production in the Akpo field, whose operating costs are higher than in the other fields abroad, together with higher costs from third-party services in Argentina, caused by contractual price adjustments and pay rises.

				1st Quarter
	1Q10 X	Processed feedstock – International (th. barrels/day) (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
205	3		212	198	7

(1Q-2010 x 4Q-2009): In 1Q-2010, the feedstock processed by refineries abroad climbed by 3%, due to increased refining in Argentina as a result of improved market conditions in 2010.

(1Q-2010 x 1Q-2009): Processed feedstock increased by 7%, due to the improved operating performance of the U.S. refinery, thanks to scheduled and unscheduled stoppages in 2009.

				1st Quarter
	1Q10 X	Oil Products – International (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
		(th. barrels/day)
220	2	Output Oil products	225	220	2
281	-	Primary Processed Installed Capacity(1)	281	281	-
68	5	Use of Installed Capacity (%)	73	69	4

				1st Quarter
	1Q10 X	Refining Cost – International (US$/barrel) (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
3.07	8		3.32	4.69 [12]	(29)

(1Q-2010 x 4Q-2009): Increased costs from third-party services in the U.S. as a result of higher expenses from projects and the scheduled stoppage, partially offset by the higher volume of total processed feedstock in the period.

(1Q-2010 x 1Q-2009): Reduced expenses from the scheduled stoppage and repairs, combined with the increased volume of processed feedstock at the Pasadena refinery (USA).

(*)Unaudited.
11 Revisions to the lifting cost of the Nigeria unit.
12 Revisions to the CTOR in the Japnese refinery.

Sales Volume – thousand barrels/day (*)

				1st Quarter
	1Q10 X				2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
782	(6)	Diesel	733	652	12
366	12	Gasoline	410	328	25
100	4	Fuel Oil	104	103	1
161	(7)	Nafta	149	152	(2)
212	(4)	GLP	203	195	4
82	2	QAV	84	73	15
166	1	Other	168	111	51
1,869	(1)	Total Oil	1,851	1,614	15
106	(24)	ProductsAlcohol, Nitrogens, Biodiesel and other	81	84	(4)
247	4	Natural Gas	257	223	15
2,222	(1)	Total domestic market	2,189	1,921	14
682	10	Exports	749	667	12
490	16	International Sales	569	693	(18)
1,172	12	Total international market	1,318	1,360	(3)
3,394	3	Total	3,507	3,281	7

First-quarter domestic sales increased by 14% over 1Q-2009, reflecting sales of the following products:

•    Diesel oil (increase of 12%) – due to the recovery of the economy, higher grain production and increased investments in infrastructure.

•    Gasoline (increase of 25%) – due to the higher utilization of flex-fuel vehicles, as a result of the ethanol shortage at the beginning of 2010, the reduction in the ratio of anhydrous ethanol in the gasoline mix in February 2010, and higher family consumption.

Increased production combined with higher supply due to scheduled stoppages in the refineries in 1Q-2010 pushed oil exports up by 12%.

International sales declined by 18%, chiefly as a result of the 2009 sale of inventories formed in 2008.

Corporate Overhead (US$ million) (*)

			1st Quarter
	1Q10 X			2010X
4Q-2009	4Q09	2010	2009	2009
	(%)			(%)
799	(19)	651	478	36

(1Q-2010 x 4Q-2009): Excluding the exchange variation, corporate overhead decreased by 15% over the previous quarter, due to lower expenses with sponsorship, marketing, personnel and data-processing.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, corporate overhead climbed by 10%, due to higher personnel and rent expenses.

(*)Unaudited.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners.

R$ million
	1st Quarter
	2010	%	2009	%	Δ %
• Own Investments	16,707	94	12,889	90	30
Exploration & Production	7,778	44	7,122	50	9
Supply	5,262	30	2,838	20	85
Gas and Energy	1,629	9	1,447	10	13
International (1)	1,467	8	1,012	7	45
Distribution	116	1	104	1	12
Corporate	455	2	366	2	24
• Special Purpose Companies (SPCs) (2)	1,046	6	1,132	8	(8)
• Projects under Negotiation	-	-	359	2	-
Total Investments	17,753	100	14,380	100	23

(1) International	1,467	100	1,012	100	45
Exploration & Production	1,398	96	877	87	59
Supply	32	2	71	7	(55)
Gas and Energy	19	1	54	5	(65)
Distribution	12	1	3	-	300
Other	6	-	7	1	(14)

(2) Projects Developed by SPCs	1,046	100	1,132	100	(8)
Exploration & Production	150	14	211	19	(29)
Supply	157	15	156	14	1
Gas and Energy	739	71	765	67	(3)

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and gas exploration, development and production rights. Currently the Company is a member of 101 consortiums, of which it operates 69.

Consolidated Debt13

		R$ million
	03.31.2010	12.31.2009%
Short-term Debt [14]	20,695	15,556	33
Long-term Debt [14]	87,502	85,341	3
Total	108,197	100,897	7
Cash and cash equivalents	26,951	29,034	(7)
Net Debt[15]	81,246	71,863	13
Net Debt/(Net Debt + Shareholder's Equity) [14]	32%	30%	2
Total Net Liabilities[16]	339,047	321,273	6
Capital Structure
(third parties net / total liabilities net)	50%	49%	1

		US$ million
	03.31.2010	12.31.2009%
Short-term Debt	11,620	8,934	30
Long-term Debt	49,131	49,013	-
Total	60,751	57,947	5
Net Debt	45,618	41,272	11

The net debt of the Petrobras System increased by 13% over December 31, 2009, due to funding operations to finance the intensive investment program.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 1.21 on December 31, 2009, to 1.35 on March 31, 2009. The portion of the capital structure represented by third parties was 50%.

13 For further details, see Appendix 6.
14 Includes contractual commitments related to the transfer of benefits, risks and control of goods (R$ 704 million on March 31, 2010 and R$ 739 million on December 31, 2009).
15 Total Debt (-) Cash and Cash Equivalents
16 Total Liabilities net from cash/financial investments

Income Statement – Consolidated

R$ million
		1st Quarter
4Q-2009		2010	2009

60,866	Gross Operating Revenues	63,324	53,636
(13,170)	Sales Deductions	(12,912)	(11,006)
47,696	Net Operating Revenues	50,412	42,630
(29,572)	Cost of Goods Sold	(31,102)	(25,815)
18,124	Gross profit	19,310	16,815
	Operating Expenses
(1,786)	Sales	(2,072)	(1,865)
(1,858)	General and Administratives	(1,829)	(1,749)
(1,623)	Exploratory Cost	(1,003)	(934)
(544)	Losses on recovery of assets	(194)	-
(243)	Research & Development	(391)	(336)
(223)	Taxes	(153)	(151)
(342)	Pension and Health Plan	(408)	(371)
(1,847)	Other	(1,643)	(1,062)
(8,466)		(7,693)	(6,468)
	Operating Income befor Financial Result and Participation in
9,658	Equity Income	11,617	10,347
	Net Financial Expenses
911	Income	760	786
(1,256)	Expenses	(884)	(652)
538	Net Monetary Variation	(571)	(117)
(82)	Net Exchange Variation	(6)	(358)
111		(701)	(341)
(8,355)		(8,394)	(6,809)
(422)	Participation in Equity Income	(179)	(355)
9,347	Operating Profit	10,737	9,651
(2,177)	Income Tax & Social Contribution	(2,940)	(2,929)
7,170	Net Income	7,797	6,722
268	Income attributable to minority interests	(71)	(431)
7,438	Net Income attributable to shareholders of Petrobras	7,726	6,291

Balance Sheet – Consolidated

Assets	R$ million
	03.31.2010	12.31.2009
Current Assets	74,459	74,374
Cash and Cash Equivalents	26,951	29,034
Accounts Receivable	16,200	14,062
Inventories	20,031	19,448
Marketable Securities	256	124
Taxes Recoverable	6,546	7,023
Other	4,475	4,683

Non Current Assets	291,539	275,933
Long-term Assets	37,083	34,923
Petroleum & Alcohol Account	817	817
Marketable Securities	4,726	4,639
Deferred Taxes and Social Contribution	18,221	16,231
Prepaid Expenses	1,448	1,432
Accounts Receivable	3,156	3,288
Deposits - Legal Matters	2,123	1,989
Other	6,592	6,527
Investments	5,677	5,660
Fixed Assets	240,385	227,079
Intangible	8,394	8,271

Total Assets	365,998	350,307

Liabilities	R$ million
	03.31.2010	12.31.2009
Current Liabilities	60,148	54,829
Short-term Debt	20,335	15,166
Suppliers	16,191	17,082
Taxes and Social Contribution	9,842	10,590
Project Finance	274	212
Pension and Health Plan	1,253	1,208
Dividends	3,984	2,333
Salaries, Benefits and Charges	2,230	2,304
Other	6,039	5,934
Non Current Liabilities	132,618	128,364
Long-term Debt	87,158	84,992
Pension Plan	4,049	3,956
Health Plan	10,478	10,208
Deferred Taxes and Social Contribution	21,289	20,458
Provision for well abandonment	4,701	4,791
Deferred Income	112	231
Other	4,831	3,728
Shareholders’ Equity	170,299	164,204
Capital Stock	78,967	78,967
Reserves/Net Income	91,332	85,237
Minority Interest	2,933	2,910
Total Liabilities	365,998	350,307

Statement of Cash Flow – Consolidated

R$ million
		1st Quarter
4Q-2009		2010	2009
7,438	Net Income	7,726	6,291
6,262	(+) Adjustments	1,950	6,112
4,115	Depreciation & Amortization	3,265	3,159
110	Charges on Financing and Connected Companies	1,116	164
(268)	Minority interest	71	431
421	Result of Equity Income	179	355
1,601	Income Tax and deffered contributions	(446)	540
(895)	Inventory Variation	(563)	1,820
(26)	Accounts Receivable Variation	(2,062)	142
1,552	Supplier Variation	(837)	(1,000)
205	Pension and Health Plan Variation	600	265
(2,331)	Tax Variation	(1,077)	336
1,244	Write-off of dry wells	632	562
593	Impairment	310	244
(59)	Other Adjustments	762	(906)
13,700	(=) Cash Generated by Operating Activities	9,676	12,403
(19,658)	(-) Cash used in Investment Activities	(16,013)	(14,427)
(8,100)	Investment in E&P	(7,286)	(7,035)
(6,267)	Investment in Refining and Transportation	(4,934)	(4,190)
(3,377)	Investment in Gas and Energy	(2,294)	(1,816)
(222)	Investiments in Distribution	(90)	(102)
(1,158)	Investment in International Segment	(1,395)	(951)
(534)	Other investments	(14)	(333)
(5,958)	(=) Free cash flow	(6,337)	(2,024)
4,475	(-) Cash used in Financing Activities	4,188	5,599
10,080	Financing	4,212	5,610
(5,605)	Dividends	(24)	(11)
207	(+) FX effect in cash and cash equivalents	66	102
(1,276)	(=) Cash generated in the period	(2,083)	3,677
30,310	Cash at the Beginning of Period	29,034	16,099
29,034	Cash at the End of Period	26,951	19,776

Statement of Added Value – Consolidated

	R$ million
	1st Quarter
	2010	2009
Revenue
Sale of products and services [17]	64,485	54,439
Assets construction	16,136	11,559
	80,621	65,998
Materials acquisitions from third parties
Raw Materials Used	(9,738)	(8,491)
Products for Resale	(9,114)	(5,076)
Energy, Services & Other	(16,698)	(15,033)
Tax	(5,322)	(3,876)
Impairment	(310)	(244)
	(41,182)	(32,720)
Gross Added Value	39,439	33,278

Retentions
Depreciation & Amortization	(3,265)	(3,159)
Net Added Value produced by company	36,174	30,119

Added Value Received
Equity Income Result	(179)	(355)
Financial Revenue - including monetary and exchange variation	760	786
Rent and Royalties and other	335	661
	916	1,092
Added Value to Distribute	37,090	31,211

Distribution of Added Value

Personnel and administratives
Salaries/Sharing Profit
Salaries	2,910	2,396
Benefits
Advantages	175	177
Health, Retirement and Pension Plan	758	595
FGTS	192	175
	4,035	3,343
Tax
Federal Government	13,016	10,359
States	6,098	5,772
Municipal	60	46
Foreign states	1,341	1,275
	20,515	17,452
Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	2,576	1,204
Rent and freight expenses	2,167	2,490
	4,743	3,694
Shareholders
Interest on Own Capital	1,755	-
Minority Interest	71	431
Retained Earnings	5,971	6,291
	7,797	6,722
Distributed Added Value	37,090	31,211

17 Net of provisions for Doubtful Accounts.

Consolidated Statement by Business Area18 19 - Jan- Mar 2010

	R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	23,389	41,274	3,083	15,300	5,840	-	(38,474)	50,412
Intersegments	23,276	13,491	326	328	1,053	-	(38,474)	-
Third Parties	113	27,783	2,757	14,972	4,787	-	-	50,412
Cost of Goods Sold	(10,403)	(37,992)	(1,782)	(13,962)	(4,503)	-	37,540	(31,102)
Gross Profit	12,986	3,282	1,301	1,338	1,337	-	(934)	19,310
Operating Expenses	(1,926)	(1,412)	(743)	(772)	(640)	(2,266)	66	(7,693)
Sales, General & Administrative	(162)	(1,251)	(473)	(797)	(401)	(864)	47	(3,901)
Taxes	(13)	(25)	(11)	(8)	(42)	(54)	-	(153)
Exploratory Costs	(876)	-	-	-	(127)	-	-	(1,003)
Loss on recovery assets	-	-	(80)	-	(114)	-	-	(194)
Research & Development	(203)	(63)	(17)	(2)	(1)	(105)	-	(391)
Health and Pension Plans	-	-	-	-	-	(408)	-	(408)
Other	(672)	(73)	(162)	35	45	(835)	19	(1,643)
Operating Profit (Loss)	11,060	1,870	558	566	697	(2,266)	(868)	11,617
Net of Interest Income (Expenses)	-	-	-	-	-	(701)	-	(701)
Equity Income	-	(103)	(38)	(12)	(5)	(21)	-	(179)

Income (Loss) Before Taxes and Minority Interests	11,060	1,767	520	554	692	(2,988)	(868)	10,737
Income Tax & Social Contribution	(3,761)	(636)	(189)	(192)	(184)	1,726	296	(2,940)
Minority Interests	13	(15)	(8)	-	(61)	-	-	(71)
Net Income (Loss)	7,312	1,116	323	362	447	(1,262)	(572)	7,726

Consolidated Statement by Business Area 18 19 - Jan- Mar 2010

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Net Operating Revenues	13,903	34,199	3,259	13,858	4,640	-	(27,229)	42,630
Intersegments	13,556	12,289	545	465	374	-	(27,229)	-
Third Parties	347	21,910	2,714	13,393	4,266	-	-	42,630
Cost of Goods Sold	(8,793)	(25,483)	(2,884)	(12,784)	(3,840)	-	27,969	(25,815)
Gross Profit	5,110	8,716	375	1,074	800	-	740	16,815
Operating Expenses	(1,352)	(1,516)	(495)	(687)	(752)	(1,732)	66	(6,468)
Sales, General & Administrative	(182)	(1,268)	(246)	(702)	(477)	(805)	66	(3,614)
Taxes	(20)	(27)	(22)	(6)	(30)	(46)	-	(151)
Exploratory Costs	(781)	-	-	-	(153)	-	-	(934)
Research & Development	(149)	(80)	(8)	(4)	(1)	(94)	-	(336)
Health and Pension Plan	-	-	-	-	-	(371)	-	(371)
Other	(220)	(141)	(219)	25	(91)	(416)	-	(1,062)
Operating Profit (Loss)	3,758	7,200	(120)	387	48	(1,732)	806	10,347
Net of Interest Income (Expenses)	-	-	-	-	-	(341)	-	(341)
Equity Income	-	(38)	58	(28)	(335)	(12)	-	(355)

Income (Loss) Before Taxes and Minority Interests	3,758	7,162	(62)	359	(287)	(2,085)	806	9,651
Income Tax & Social Contribution	(1,277)	(2,449)	41	(132)	(28)	1,189	(273)	(2,929)
Minority Interest	20	(74)	(121)	-	(23)	(233)	-	(431)
Net Income (Loss)	2,501	4,639	(142)	227	(338)	(1,129)	533	6,291
1617

18 Biofuel results are included in the corporate group.
19 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.

EBITDA20 Consolidated Statement by Business Area - Jan - Mar 2010 21, 22

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit	11,060	1,870	558	566	697	(2,266)	(868)	11,617
Depreciation / Amortization	2.005	354	239	89	448	130	-	3.265
Impairment	-	-	80	-	114	-	-	194
EBITDA	13,065	2,224	877	655	1,259	(2,136)	(868)	15,076

Statement of Other Operating Income (Expenses) - Jan-Mar 2010 21, 22

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(460)	(10)	(8)	(8)	(6)	(538)	-	(1,030)
Institutional relations and cultural projects	(16)	(10)	(5)	(9)	-	(192)	-	(232)
Operational expenses with thermoelectric	-	-	(158)	-	-	-	-	(158)
Non programmed stoppages in installations
and production equipment	(92)	(6)	(24)	-	-	-	-	(122)
Inventory adjustment	-	(17)	-	-	(100)	-	-	(117)
HSE Expenses	(21)	(12)	(1)	-	-	(50)	-	(84)
Incentive, Donations and Governamental
Subvention	29	157	5	-	-	-	-	191
Others	(112)	(175)	29	52	151	(55)	19	(91)
	(672)	(73)	(162)	35	45	(835)	19	(1,643)

Statement of Other Operating Income (Expenses) - Jan-Mar 2009 21, 22

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(10)	(19)	-	(15)	(7)	(27)		(78)
Institutional relations and cultural projects	(18)	(6)	(3)	(5)	-	(159)		(191)
Operational expenses with thermoelectric	-	-	(177)	-	-	-		(177)
Non programmed stoppages in installations
and production equipment	(78)	(10)	(30)	-	-	-		(118)
Inventory adjustment	-	(117)	-	-	(113)	(14)		(244)
HSE Expenses	(18)	(9)	(1)	-	-	(54)		(82)
Incentive, Donations and Governamental
Subvention	-	103	5	-	-	-		108
Others	(96)	(83)	(13)	45	29	(162)		(280)
	(220)	(141)	(219)	25	(91)	(416)		(1,062)

20 Operating income before the financial result and equity income, excluding depreciation/amortization.
21 Biofuel results are included in the corporate group.
22The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.

Consolidated Assets by Business Area 23 24 - 03.31.2010

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	138,732	94,425	45,507	11,064	30,462	57,353	(11,545)	365,998
CURRENT ASSETS	7,233	30,041	4,095	5,841	5,373	32,131	(10,255)	74,459
CASH AND CASH EQUIVALENTS	-	-	-	-	-	26,951	-	26,951
OTHER	7,233	30,041	4,095	5,841	5,373	5,180	(10,255)	47,508
NON-CURRENT ASSETS	131,499	64,384	41,412	5,223	25,089	25,222	(1,290)	291,539
LONG-TERM ASSETS	8,161	4,386	2,975	988	2,849	19,014	(1,290)	37,083
INVESTIMENTS	-	3,257	363	14	1,893	150	-	5,677
PROPERTY, PLANTS AND EQUIPMENT	121,579	56,484	36,905	3,529	16,875	5,013	-	240,385
INTANGIBLE	1,759	257	1,169	692	3,472	1,045	-	8,394

Consolidated Assets by Business Area 23 24 - 12.31.2009

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	132,171	87,853	44,939	10,950	28,378	56,555	(10,540)	350,306
CURRENT ASSETS	6,515	27,412	5,076	5,668	5,128	33,989	(9,415)	74,373
CASH AND CASH EQUIVALENTS	-	-	-	-	-	29,034	-	29,034
OTHER	6,515	27,412	5,076	5,668	5,128	4,955	(9,415)	45,339
NON-CURRENT ASSETS	125,656	60,441	39,863	5,282	23,250	22,566	(1,125)	275,933
LONG-TERM ASSETS	7,487	4,387	2,815	1,060	2,776	17,523	(1,125)	34,923
INVESTIMENTS	-	3,330	273	25	1,882	150	-	5,660
PROPERTY, PLANTS AND EQUIPMENT	116,369	52,456	35,666	3,503	15,252	3,833	-	227,079
INTANGIBLE	1,800	268	1,109	694	3,340	1,060	-	8,271

23 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.
24 Biofuel results are included in the corporate group.

Consolidated Results by International Business Area - Jan-Mar 2010

	R$ MILLION
	INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS	21,303	5,175	3,536	1,243	4,015	(4,810)	30,462

Income Statement
Net Operating Revenues	1,498	3,100	566	1,618	-	(942)	5,840
Intersegments	1,183	704	101	18	-	(953)	1,053
Third Parties	315	2,396	465	1,600	-	11	4,787
Operating Profit (Loss)	673	(68)	118	62	(74)	(14)	697
Net Income (Loss)	483	(62)	68	59	(87)	(14)	447

Consolidated Results by International Business Area

	R$ MILLION
	INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (12.31.2009)	19,950	5,068	3,470	1,163	3,910	(5,183)	28,378
Income Statement - Jan-Mar/2009
Net Operating Revenues	1,123	2,799	600	1,146	3	(1,031)	4,640
Intersegments	644	639	91	31	-	(1,031)	374
Third Parties	479	2,160	509	1,115	3	-	4,266
Operating Profit (Loss)	195	(188)	86	60	(197)	92	48
Net Income (Loss)	13	(540)	72	61	(36)	92	(338)

Income Statement – Parent Company

R$ million
		1st Quarter
4Q-2009		2010	2009

45,924	Gross Operating Revenues	48,247	39,983
(11,315)	Sales Deductions	(11,295)	(9,511)
34,609	Net Operating Revenues	36,952	30,472
(20,578)	Cost of Products Sold	(21,342)	(17,224)
14,031	Gross Profit	15,610	13,248
	Operating Expenses
(1,402)	Sales	(1,750)	(1,704)
(1,240)	General & Administrative	(1,225)	(1,135)
(1,063)	Exploratory Cost	(876)	(781)
(550)	Impairment	-	-
(240)	Research & Development	(380)	(332)
(63)	Taxes	(81)	(67)
(324)	Health and Pension Plans	(384)	(350)
(1,789)	Other	(1,826)	(1,250)
(6,671)		(6,522)	(5,619)
7,360	Operating Income before Financial Result and Participation in Equity Income	9,088	7,629
	Net Financial
1,153	Income	912	1,728
(583)	Expenses	(1,026)	(1,349)
262	Net Monetary Variation	(219)	(136)
(487)	Net Exchange Variation	448	(547)
345		115	(304)
(6,326)		(6,407)	(5,923)
1,119	Paticipation in Equity Income	993	1,341
8,824	Operating Income	10,196	8,666
(1,397)	Income Tax / Social Contribution	(2,505)	(2,385)
7,427	Net Income	7,691	6,281

Balance Sheet – Parent Company

Assets	R$ million
	03.31.2010	12.31.2009
Current Assets	60,732	54,076
Cash and Cash Equivalents	17,522	16,798
Marketable Securities	2,861	1,718
Accounts Receivable	16,246	12,844
Advances to Suppliers	1,583	1,750
Inventories	15,111	14,437
Dividends Receivable	1,552	780
Taxes Recoverable	4,044	4,049
Other	1,813	1,700
Non-current Assets	274,482	265,976
Long-term Assets	73,724	73,467
Oil & Alcohol Account	817	817
Subsidiaries and affiliated companies	49,155	48,889
Structured Projects	923	2,330
Advances to Suppliers	1,724	1,900
Marketable Securities	4,335	4,180
Taxes & Social Contribution Payable	13,182	11,640
Judicial Deposits	1,731	1,691
Anticipated Expenses	819	830
Other	1,038	1,190
Investments	39,751	39,373
Property, plant and equipment	157,418	149,447
Intangible	3,154	3,216
Deferred	435	473
Total Assets	335,214	320,052

Liabilities	R$ million
	03.31.2010	12.31.2009
Current Liabilities	84,646	79,074
Short-term Debt	8,863	3,123
Risk and assets control	2,523	3,557
Suppliers	38,893	41,519
Taxes & Social Contribution Payable	8,038	8,268
Dividends / Interest on Own Capital	3,984	2,333
Structured Projects	413	351
Health and Pension Plan	1,183	1,123
Clients Anticipation	283	134
Receivable Cash Flow	16,438	14,318
Other	4,028	4,348
Long-term Liabilities	79,600	76,070
Long-term Debt	26,554	26,004
Risk and assets control	11,849	10,904
Subsidiaries and affiliated companies	665	905
Pension plan	3,664	3,612
Health Care Benefits	9,784	9,535
Deferred Taxes & Social Contribution	17,762	16,855
Provision for abandonment	4,405	4,419
Other	4,917	3,836
Shareholders' Equity	170,968	164,908
Capital	78,967	78,967
Capital Reserves	92,001	85,941
Total Liabilities	335,214	320,052

1. Adoption of international financial reporting standards

The Company prepared its opening balance with January 1, 2009 as the transition date for the mandatory exceptions to and certain optional exemptions from the retroactive application of IFRS, in accordance with CPC 37 – Initial Adoption of International Accounting Standards.

We present below a summary of those procedures that resulted in changes to the Company’s financial statements:

a) Exchange variations registered in a specific equity account

The Company adopted CPC 02 – Changes in foreign exchange rates and the conversion of financial statements (IAS 21) in fiscal year 2008. Nevertheless, as January 1, 2009 was considered as the date of the opening balance, the balance of accrued conversion adjustments existing on December 31, 2008 was transferred to accrued earnings in order to comply with IFRS exemption 1 of not having to calculate the retroactive impact of exchange variations on investments in subsidiaries and associated companies whose functional currency differs from that of the parent company.

b) Capitalization of borrowing costs

The capitalization of financial costs was previously limited to interest on loans/financings, whose contracts specified the allocation of the resulting funds to a specific asset (specific loans/financings). With the adoption of CPC 20, the following processes were implemented:· specific loans/financings: the Company capitalized all specific borrowing costs, subtracting any financial revenue from the temporary investment of the funds raised;· other loans/financings: the Company capitalized interest at a rate equivalent to the weighted average cost of said loans/financings in the period.

c) Business combinations

The negative goodwill resulting from the acquisition of interests in which the amount paid was lower than the economic value of the investments will be booked as gains from bargain purchases.

With the adoption of CPC 15/IFRS 3, the balance of negative goodwill calculated and booked under investments, in accordance with the previously adopted accounting practices, was transferred to accrued earnings.

d) Provisions for abandonment of wells and dismantling of areas

The balance of the provision for abandonment of wells and dismantling of areas was adjusted to comply with CPC 26/ICPC 12/IAS 37/IFRIC 1 to reflect the changes in discount rates between periods. This provision was previously booked without revision between periods due to changes in the current discount rate.

e) Post-retirement benefits

Actuarial gains and losses, previously classified under the Pension and Health Plan accounts, were recognized under accrued earnings or losses on January 1, 2009, in accordance with CPC 33/IAS19;

f) Deferred revenue and expenses

Law 11,941/09 eliminated deferred assets, enabling the maintenance of the balance of December 31, 2008, which will continue to be amortized, in up to 10 years, subject to an impairment test, which was adopted by the Company in the individual financial statements, in accordance with CPC 43.

In accordance with IFRS, pre-operating gains and expenses should be recorded under revenue and expenses, respectively, when incurred. With the adoption of IFRS, the Company recognized R$ 3,470 million under accrued earnings in the consolidated balance sheet.

g) Public service concessions.

The Company exercises joint control over state gas distributors whose results are consolidated proportionally to the interest it holds in their capital stock. These distributors operate under concession regimes and their activities meet the requirements of ICPC 01/IFRIC 12. Consequently, the rights presented as part of these companies’ fixed assets began to be recognized as intangible assets in the consolidated financial statements.

In addition, with the initial adoption of CPC/IFRS, the Company adjusted Petrobras’ consolidated and individual financial statements in relation to the useful life of assets.

h) Useful life of assets.

In accordance with CPC 27 – Fixed Assets (IAS 16) and ICPC 10, the Company revised the economically useful life of assets related to the Refining, Transportation & Marketing segment and to the thermal plants in the Gas & Power segment, based on reports from independent appraisers, resulting in the following rate adjustments:

Useful life	Before IFRS	After IFRS
Refining equipments	10 years	4 to 31 years (average of 20 years)
Pipelines	10 years	31 years
Tanks	10 years	26 years
Thermoelectric plant	20 years	10 to 33,3 years (average of 23 years)

These alterations were treated as changes to accounting estimates, in accordance with CPC 27 and, therefore, their effects were recognized as of 2010, i.e., prospectively, in accordance with CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8).

Effects of the adoption of international financial reporting standards on the consolidated opening balance on January 1, 2009

	Balance as released	Business combinations	Forecast for abandonment	Post-employment benefits	Deferred expenses and revenue	Deferred taxes	Consolidated Inclusion Proportional of CIESA (25)	Other	PL SPES	Reclassifications	Balance adjusted to the IFRS

01.01.2009

Currente Asset	63,575	-	-	-	(48)	-	289	-		(1,725)	62,091
RLP Asset	21,255	-	-	-	-	989	117	(1)		6,771	29,131
Investiments	5,106	756	-	-	(188)	-	-	-		-	5,674
Property, equipment and plant	190,754	-	109	-	-	-	278	(62)		(5,386)	185,693
Intangible	8,003	-	-	-	-	-	1,014	-		575	9,592
Deferred	3,470	-	-	-	(3,235)	-	-	-		(235)	-
	292,163	756	109	-	(3,471)	989	1,698	(63)		-	292,181

Current Liabilities	62,557	-	-	-	-	-	487	(616)	76	(4,187)	58,317
Non current liabilities	88,588	(60)	(1,164)	(572)	(1,004)	26	819	(107)	176	4,187	90,889

Parent Company Participatiion	138,365	816	1,273	580	(1,036)	611	45	45		-	140,699
Minority Interest	2,653	-	-	(8)	(1,432)	352	347	616	(252)	-	2,276
	292,163	756	109	-	(3,472)	989	1,698	(62)		-	292,181

25 Petrobras Argentina subsidiary which, according to CVM Instruction 247/96, was not consolidated for it was operating under restrictions that makes it difficult to transfer resources to shareholders.

Effects of the adoption of international financial reporting standards on the consolidated balance of December 31, 2009

	Balance as released	Loan cost capitalization	Business combinations	Forecast for abandonment	Post-employ expenses benefits	Deferred and revenue	Deferred taxes	Consolidated Inclusion Proportional of CIESA	Other	SE SPEs	Reclassifications	Balance adjusted to the IFRS
12.31.2009

Currente Asset	76,674							327			(2,627)	74,374
RLP Asset	26,380						659	92	(1)		7,793	34,923
Investiments	3,148		2,692			(180)						5,660
Property, equipment and plant	230,231	2,645	(498)	328				173	(9)		(5,790)	227,080
Intangible	6,808	18						683			762	8,271
Deferred	2,366					(2,229)					(137)
	345,607	2,663	2,194	328		(2,409)	659	1,274	(10)			350,308

Current Liabilities	58,030							383	(1,432)	44	(2,196)	54,829
Non current liabilities	126,503		(54)	(106)	(582)	(947)	805	616	(72)	6	2,196	128,365
Shareholder's Equity	159,465	2,494	2,248	434	587	(951)	(158)	21	64			164,204
Minority Interest	1,610	170			(5)	(511)	12	254	1,430	(50		2,910
	345,608	2,664	2,194	328		(2,409)	659	1,274	(10)			350,308

Effects of the adoption of international financial reporting standards on the Parent Company’s financial statements

a) Reconciliation of Shareholders’ Equity

	01.01.2009	12.31.2009
Net profit of the holding company as divulged	144,051	163,879
Loan cost capitalization		2,494
Business combinations	816	2,248
Forecast for well abandonment and area disassembly	1,273	434
Post-employment benefits	580	587
Absorption of subsidiary unsecured liabilities	(4,160)	(3,584)
Deferred taxes	309	(405)
Non-realized profit	(1,526)	(830)
Other	90	86
Net worth of the holding company adjusted to the IFRS	141,433	164,908

b) Reconciliation of the Net Income

03.31.2009
Net profit of the holding company as divulged	6,161
Loan cost capitalization	631
Deferred taxes	(112)
Other	(398)

Net profit of the holding company adjusted to the international accounting standards	6,281

c) Reconciliation with the Consolidated Results

	Shareholders Equity	Net Profit
	12.31.2009	03.31.2009
Holding company adjusted to the international accounting standards	164,908	6,281
Deffered asset after income tax	(704)	10
Consolidated according to IFRS	164,204	6,291

2. Gross Profit Analysis (1Q-2010 x 1Q-2009)

		R$ million
		Change
		1Q-2010 X 1Q-2009
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	2,298	(986)	1,312
	- domestic prices	(1,165)		(1,165)
. International Market:	- export volumes	(207)	861	654
	- export price	3,197		3,197
	. Increase (decrease) in expenses:(*)		(2,298)	(2,298)
	. Increase (decrease) in profitability of distribution segment	1,611	(1,349)	262
	. Increase (decrease) in profitability of trading operations	1,800	(1,775)	25
	. Increase (decrease) in international sales	1,546	(831)	715
	. FX effect on controlled companies abroad	(1,529)	1,316	(213)
. Other		231	(225)	4
		7,782	(5,287)	2,495

	(*) Expenses Composition:	Value
	- domestic government take	(1,356)
	- import of crude oil and oil products and gas	(427)
	- materials, services, rents and depreciation	(317)
	- transportation: maritime and pipelines (1)	(183)
	- oil products (domestic purchases)	(113)
	- salaries, benefits and charges	(69)
	- non-oil products, including alcohol, biodiesel and other	27
	- third-party services	58
	- nitrogens	82
		(2,298)
(1) Expenses with cabotage, terminals and pipelines.

3. Gross Profit Analysis (1Q-2010 x 4Q-2009)

		R$ million
		Change
		1Q-2010 x 4Q-2009
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	(236)	88	(148)
	- domestic prices	513		513
. International Market:	- export volumes	1,289	(571)	718
	- export price	571		571
	. (Increase) decrease in expenses:(*)		(385)	(385)
	. Increase (decrease) in profitability of distribution segment	(775)	683	(92)
	. Increase (decrease) in profitability of trading operations	1,043	(1,118)	(75)
	. Increase (decrease) in international sales	15	30	45
	. FX effect on controlled companies abroad	290	(241)	49
. Other		6	(16)	(10)
		2,716	(1,530)	1,186

	(*) Expenses Composition:	Value
	- domestic government take	(258)
	- transportation: maritime and pipelines (1)	(116)
	- salaries, benefits and charges	(76)
	- oil products (domestic purchases)	(66)
	- third-party services	(54)
	- non-oil products, including alcohol, biodiesel and other	(17)
	- import of oil, oil products and gas	93
	- materials, services, rents and depreciation	109
		(385)
	(1) Expenses with cabotage, terminals and pipelines.

Due to the average inventory period of 60 days, international oil and refinery product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

	4Q09	1Q10	\ (*)
Effect of the weighted average cost (Real MM)	195	271	76
( ) Sales Cost increase

(*) The effect of sale of inventories formed at lower unit costs in previous periods was higher in 1Q-2010 than in 4Q-2009, reflecting the bigger increase in international prices, net of the exchange variation.

4. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 15,569 million.

R$ million
			1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2009 X 2008 (%)
		Economic Contribution - Country
6,542	(6)	Value Added Tax on Sales and Services (ICMS)	6,117	5,758	6
1,828	(17)	CIDE (1)	1,519	1,052	44
3,315	(4)	PASEP/COFINS	3,193	3,028	5
1,971	47	Income Tax & Social Contribution	2,903	2,705	7
513	21	Other	621	668	(7)
14,169	1	Subtotal Country	14,353	13,211	9
960	27	Economic Contribution - Foreign	1,216	1,079	13
15,129	3	Total	15,569	14,290	9

5. Government Take

R$ million
			1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2009 X 2008 (%)
		Country
2,335		Royalties	2,333	1,646	42
2,672	(2)	Special Participation	2,610	1,278	104
31	3	Surface Rental Fees	32	29	10
17		ANP Agreement			-
5,055	(2)	Subtotal Country	4,975	2,953	68
124	1	Foreign	125	96	30
5,179	(2)	Total	5,100	3,049	67

The government take in the country in 1Q-2010 increased by 68% over 1Q-2009, due to the 49% upturn in the reference price for domestic oil, which averaged R$ 124.27 (US$ 69.00) in 1Q-2010, versus R$ 83.36 (US$ 36.08) in the same period in 2009, reflecting the increase in oil prices on the international market and the higher government take in the Marlim Sul and Marlim Leste fields.

In 1Q-2010, government take in the country declined by 2% over 4Q-2009, due to the reduction in the tax rate in the Albacora Leste, Barracuda and Albacora fields, as well as the stability of the reference price for local oil, based on the international price.

23 CIDE – Economic Domain Contribution Charge.

6. Indebtedness (Graphs)

7. Foreign Exchange Exposure

Assets	R$ million
	03.31.2010	12.31.2009

Current Assets	8,058	5,581
Cash and Cash Equivalents	5,686	4,035
Other Current Assets	2,372	1,546

Non-current Assets	21,324	17,876
Amounts invested abroad by partner companies, in the international segment, in E&P equipments to be used in Brazil and in commercial activities.	20,131	16,759
Long-term Assets	1,193	1,117

Total Assets	29,382	23,457

Liabilities	R$ million
	03.31.2010	12.31.2009

Current Liabilities	(14,204)	(11,978)
Short-term Financing	(12,848)	(10,303)
Suppliers	(702)	(1,088)
Others Current Liabilities	(654)	(587)

Long-term Liabilities	(22,227)	(15,203)
Long-term Financing	(22,216)	(15,125)
Others Long-term Liabilities	(11)	(78)

Total Liabilities	(36,431)	(27,181)

Net Assets (Liabilities) in Reais	(7,049)	(3,724)

( - ) FINAME Loans - dollar indexed reais	(184)	(179)
( - ) BNDES Loans - dollar indexed reais	(25,027)	(25,368)

Net Assets (Liabilities) in Reais	(32,260)	(29,271)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.